SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C. 20549

                                   FORM 12b25

                            NOTIFICATION OF LATE FILING

                           Commission File Number  0-27989

  (Check One):

[X ] Form 10K and Form 10KSB   [  ] Form 11-K
[  ] Form 20-F  [  ] Form 10Q and Form 10QSB   [  ] Form NSAR

For Period Ended:  December 31, 1999


  [  ] Transition Report on Form 10K and Form 10-KSB
  [  ] Transition Report on Form 20F
  [  ] Transition Report on Form 11K
  [  ] Transition Report on Form 10Q and Form 10-QSB
  [  ] Transition Report on Form NSAR

  For the Transition Period Ended:

______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                           PART I
                   REGISTRANT INFORMATION

  Full Name of Registrant:   Worldwide Wireless Networks, Inc.
                           ----------------------------------------

  Former Name if Applicable:
                           ----------------------------------------

______________________________________________________________________________

Address of Principal Executive Office (Street and Number):

             770 The City Drive South, Ste. 3700
             Orange, California  92868
          ------------------------------------------
              City, state and zip code

                         PART II
                   RULE 12b25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or
expense and the   Registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.   (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be  eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule
          12b25(c) has been attached if applicable.

                          PART III
                         NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10- QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Registrant is unable to file its annual report on Form 10-K within the prescribed time because it has recently made a change of legal counsel with respect to its securities matters, and such counsel, in making its review of the documents necessary to prepare the annual report, together with the management of the company have identified certain discrepancies between the information contained in its records and the information contained in certain preliminary information obtained for the period ended December 31, 1999 from the Registrant's independent auditors. While management of the Registrant does not believe that the nature of these discrepancies will be material to the filed version of the annual report, which will be made on or before the 15th calendar day following the date this report was to be filed with the Securities and Exchange Commission, nevertheless the Registrant and its legal counsel need more time to obtain all relevant documentation, including from certain third parties, necessary to complete the annual report. If the Registrant were not to receive an extension of the time to file this annual report it would cause it to be subjected to unreasonable effort and expense.
A copy of a letter from our legal counsel is attached to this Form pursuant to
Section 12b-25(c).

                          PART IV
                     OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification:

  Kenneth S. August, Esq.                 (714) 438-3885
  -------------------------------------------------------------------
         (Name)                  (Area Code) (Telephone Number)


       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                   [X] Yes   [  ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X] Yes   [  ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Worldwide Wireless Networks, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date  3/29/00  By: /s/ Charles C. Bream III
                     _____________________________________________
                         Charles C. Bream, III
                         President


     Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the
representative's   authority to sign on behalf of the Registrant shall be
filed with the form.

                         ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                    GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                        ATTACHMENT

Part IV, Question 3:   The Registrant experienced a potential net loss from
operations for the period ended December 31, 1999 of $1,551,252, which exceeds the net loss from operations for the year ended December 31, 1998 by $1,221,869, or almost 79%. The Registrant is unable to confirm the exact amount of the net loss for the period ended December 31, 1999 until its attorneys and accountants have completed their review of the matters set forth herein.

                         FELDHAKE, AUGUST & ROQUEMORE
                               Attorneys-at-Law

                             600 ANTON BOULEVARD
                           PLAZA TOWER, SUITE 1730
                      COSTA MESA, CALIFORNIA  92626-7124
                         Telephone No. (714) 438-3885
                         Facsimile No. (714) 438-3888


12400 Wilshire Blvd., Suite 400          501 W. Broadway, Suite 1600
Los Angeles, CA 90025                    San Diego, CA 92101
Telephone No. (310) 826-4141             Telephone No. (619) 696-6788
Facsimile No. (310) 826-1828             Facsimile No. (619) 696-8685
                                            -----------------
                                         Arthur J. Swerdloff
                                         Arthur M. Wilcox, Jr.
                                         Of Counsel



                             March 29, 2000


By Telecopier and Certified Mail
-------------------------------

Mr. Charles C. Bream, III
President,
Worldwide Wireless Networks, Inc.
2900 Bristol Street D-208
Costa Mesa, CA  92626

     Re:  Worldwide Wireless Networks, Inc.
          Filing of Annual Report on Form 10-K

Dear Cliff:

     As you are aware, we have recently been engaged by Worldwide Wireless Networks, Inc. (the "Company") to assist you in the preparation of certain filings with the Securities and Exchange Commission, including the above referenced Form 10-K. We have examined a substantial amount of documentation in connection with our review, including speaking at length with management of the Company, and reviewing certain preliminary audit information prepared by your independent auditors.

     While we have not seen anything that we believe is material to the business or operations of the Company, we, together with Steve Button of your office, believe there may be certain discrepancies in some of the information reviewed relating to the reverse merger of the Company in March 1999, and we recommend that you do not file your annual report on Form 10-K until further review by us and your accountants is completed and all parties agree that such filing is proper and correct in all respects. We have discussed with you the advisability of filing a Notification of Late Filing on Form 12b-25, and you may attach this letter thereto pursuant to Rule 12b-25(c). This Notification should be filed because we believe it would subject the Company and its professional advisors to unreasonable effort and expense not to request the extension for time to file.

                                             Very truly yours,

                                             /s/ Kenneth S. August

                                             Kenneth S. August
cc:  Mr. Jack Tortorice (via facsimile)
     Mr. Steve Button (via facsimile)